May 26, 2005

Room 4561


T. Kendall Hunt
Chairman and Chief Executive Officer
VASCO Data Security International, Inc.
1901 South Meyers Road, Suite 210
Oakbrook, IL 60181


Re:	VASCO Data Security International, Inc.
	Form S-3 filed April 29, 2005
	Registration no. 333-124458

	Form 10-K filed March 31, 2005
	File no. 0-24389


Dear Mr. Hunt:

      We have conducted a limited review of your registration statement to relating to a forms eligibility issue. Additionally, we conducted a preliminary review of the financial statements and related disclosure, including controls and procedures disclosure in the referenced Form 10-K. Based on that limited review, have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form S-3
General

1. We note that you have just filed an amended Form 8-K that includes a signed opinion of the auditors. But that Form 8-K amendment was not filed within 71 days after the date of the initial Form 8-K announcing the acquisition was required. Please provide your analysis concerning the effect of your apparent failure to file the
BERK Accountants` report on a timely basis. Why do you believe you comply with Instruction A(3)(b) to Form S-3, which requires timely filing of all required Exchange Act reports for the prior twelve calendar months prior to the filing of your registration statement.


Accounting
General

2. Please note the updating requirements of Rule 3-12 of Regulation
S-X.


Form 10-K for the Fiscal Year Ended December 31, 2004
Management`s Discussion & Analysis (MD&A) of Financial Condition and
Results of Operations
Critical Accounting Policies and Estimates, pages 26 to 27

3. Supplementally explain how you considered SEC Release 33-8350 in determining whether or not a discussion of the Company`s revenue recognition policy as a critical accounting policy was necessary. Please keep in mind that your critical accounting policies and estimates discussion should serve as a supplement to the financial statement footnotes and describe how estimates and related assumptions were derived, how accurate the estimates and assumptions have been in the past, and whether the estimates and assumptions are reasonably likely to change in the future. They should also provide quantitative as well as qualitative information when information is reasonably available.

4. We note that you provide warranty and volume purchase discounts to customers. Supplementally explain how you considered the guidance in
SEC Release 33-8098 to include a discussion of the methodology and assumptions underlying theses estimates, the effect the accounting estimates have on the company`s financial presentation, and the effect of changes in the estimates.


Item 9A. Controls and Procedures, pages 30-31

5. Your conclusion that the disclosure controls and procedures were effective to ensure that "material information relating to the company and its consolidated subsidiaries would be made known to them on a timely basis" addresses matters that are narrower in scope than the definition of "disclosure controls and procedures" in Rule 13e-
15(e). In your response letter, tell us whether you the conclusions concerning effectiveness were reached with respect to "disclosure controls and procedures" as defined in the referenced rule. In future filings, please ensure the conclusion concerning effectiveness conforms to the applicable definition. Also, clarify that the conclusion as to effectiveness is provided as of the end of the applicable financial statement period.


Changes in Internal Controls

6. You indicate that there were no "significant" changes in internal controls during the quarter ended 2004. Please refer to Item 308(c)
of Regulation S-K and note that you are required to report any changes in internal control over financial reporting that have materially affected or are reasonably likely to materially affect Vasco`s internal controls over financial reporting. Please advise in this respect, and confirm that you will consider this comment in the preparation of future periodic reports.


Financial Statements
Consolidated Statements of Operation, page F-4

7. Supplementally explain how you considered the requirements of Rule
5-03(b)(1) and (2) of Regulation S-X to disclose product and service revenues and their respective costs separately.


Note 1:  Summary of Significant Accounting Policies, pages F-8 to
F-
11
Revenue Recognition, pages F-8

8. We note your disclosures regarding your revenue streams such as license fees, support agreements and consulting and education services. Tell us whether you recognize revenue pursuant to SOP 97-2 or SAB 104 and supplementally explain how you apply such guidance to each of your revenue streams.

9. Supplementally tell us if Company enters into multi-element arrangements. If so, tell us how you account for each element of the arrangement. Tell us how you determine VSOE or fair value in the arrangement and explain how you considered paragraph 10 of SOP 97-2 and EITF 00-21, as applicable, in your accounting for multiple element arrangements.

10. We note that you disclose your standard warranty policy on authenticators on page F-11. Supplementally tell us if you offer any other contingencies such as rights of return, cancellation clauses, condition of acceptance, price protection, etc. and the accounting treatments for those contingencies. Describe significant assumptions, material changes and reasonably likely uncertainties. Also, tell us how you considered paragraph 6 of SFAS 48, as applicable.

11. We note from your disclosures on page 4 that you sell your products through distributors and resellers. Clarify if your revenue recognition policies differ when your arrangements are sold though resellers. In this regard, clarify whether your recognize revenue when sold to your resellers or only when delivered to the end-users.
Tell us if your resellers have return rights or other rights and warranties. Also, advise how much revenue has been recognized from sales by resellers in each of the periods presented.

12. We note your disclosure in MD&A that you offer volume purchase discounts to customers. Supplementally explain the terms and conditions of your volume purchase discounts and tell us how you considered EITF 01-09 in accounting for such offers.


Note 12:  Discontinued Operations, page F-20

13. We note that you refer to an independent valuation to determine the fair value of the promissory note and convertible preferred stock received from SSI. When you refer to an independent valuation, you should disclose the name of expert and include the expert`s consent with the filing. Refer to Section 436(b) of Regulation C. Alternatively, you may remove this reference.

14. We note that the VASCO`s CEO & Chairman of the Board owns 19% of
SSI. Tell us how you are accounting for the "note receivable and investment in SSI." In this regard, tell us if you are using an equity method to account for this investment and address how you considered the "significant influence" factor of APB 18 and EITF 02-
14.

15. We also note that you recorded the sale of the Company`s VACMAN enterprises business based on the fair value of the promissory note and preferred stock as determined by an independent valuation firm.
Supplementally explain the assumptions used in determining the fair value of SSI`s convertible preferred shares to be $600,000. In this regard, we note that the preferred stock is convertible into 2.0 million shares of SSI`s common stock, which had a trading price of approximately $2.00 per share when the transaction took place. Please explain.


Note 18:  Subsequent Event - A.O.S. Acquisition, page F-23

16. We note that you allocated $367,000 of the purchase price in the
A.O.S acquisition to customer purchase commitments and $6 million to goodwill. Supplementally explain how you determined that there were no other intangibles such as customer relationships acquired in this transaction and tell us how you considered EITF 02-17 in your analysis.


General

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


      You may contact Kari Jin at (202) 551-3481 or Kathy Collins, the Branch Chief - Accounting at (202) 551-3499 if you have questions
regarding comments on the financial statements and related
matters.
Please contact Hugh Fuller at (202) 551-3853 or me at (202) 551-
3730
with any other questions.


								Sincerely,



								Mark P. Shuman
								Branch Chief - Legal

CC:	Robert B. Murphy
	Pepper Hamilton LLP
	600 14th Street, NW
	Washington, DC 20005
	FAX No. (202) 220-1665